NEWS RELEASE
Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

Natcore Technology announces private placement

Rochester, NY — (November 2, 2016) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) is pleased to announce it intends to raise CDN$460,000 via a non-brokered private placement.

The placement involves the sale of up to two million units at a price of $0.23 per unit. Each unit comprises one common share and one share purchase warrant. Each warrant will entitle the holder to purchase a further common share at $0.30 for a period of three years from closing.

Finder’s fees may be payable on all or portion of the financing. Proceeds of the placement will be applied to further development of the company’s technologies and general working capital. The completion of the placement is subject to regulatory approval, including the approval of the TSX Venture Exchange.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.